Exhibit 19

As Adopted August 4, 2014

BERRY GLOBAL GROUP, INC.

AMENDED AND RESTATED

POLICY STATEMENT

SECURITIES TRADING BY COMPANY PERSONNEL

The common stock and debt securities of Berry Global Group, Inc. and its subsidiaries and affiliates (collectively, the “Company”) trade in the public market.  Federal and state securities laws and the rules of the Securities and Exchange Commission (“SEC”) prohibit the purchase or sale of securities on the basis of material “inside” or nonpublic information.

The Company has adopted this Policy Statement to limit the possibility that persons employed by or associated with the Company violate these laws.  This Policy Statement does not simply restate legal principles or regulatory rules; rather, in certain areas, the Company has adopted policies and procedures that may impose requirements beyond those mandated by applicable laws or regulations.

This Policy Statement is divided into three parts.  Part I applies to all employees, officers, and members of the Board of Directors of the Company, as well as their parents, spouses and minor children and other persons living in their households, and to investment partnerships and other entities (such as trusts and corporations) over which such employees, officers or directors have or share voting or investment control (each, a “Covered Person”).  Part II describes special additional trading restrictions applicable to certain designated personnel, their family members and related entities.  Part III sets forth certain exceptions and permitted transactions.

This Policy Statement is for the sole and exclusive benefit of the Company and does not constitute or otherwise create any employment or other legal right, privilege, assurance, or contract of any kind or nature in favor of any Company personnel.  This Policy Statement is not intended to be, and may not be, relied upon by any other party.  Conduct in violation of this Policy Statement is outside the scope of a Covered Person’s job responsibilities and authority and will subject such Covered Person to disciplinary action, as described more fully below.

I.	GENERAL POLICY APPLICABLE TO ALL COVERED PERSONS

A.	Reasons for the Policy

The consequences of a violation of the securities laws are severe:

Individuals who trade on inside information (or tip information to others) can be liable for:

•	A civil fine of up to three times the profit gained or loss avoided;

•	A criminal fine of up to $5 million; and

•	A jail term of up to 20 years.

Companies that fail to take appropriate steps to prevent illegal insider trading may be liable under the securities laws as a “controlling person” and face:

•	A civil fine of up to the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s violation; and

•	A criminal fine of up to $2.5 million.

Any violation of this Policy Statement would be grounds for the Company to take appropriate action against a Covered Person, including fining, suspending without pay or terminating the employment of such Covered Person.  Furthermore, the Company’s policy is intended to be broader than the law and, therefore, the Company reserves the right to determine, in its own discretion and on the basis of the information available to it, whether its policy has been violated and to take disciplinary action, without waiting for the resolution of any civil or criminal action against an alleged violator.  Needless to say, any of the consequences of a violation, even an SEC investigation that does not result in a criminal prosecution or civil enforcement proceeding, can irreparably damage an individual’s career and tarnish the Company’s reputation.

B.	No Trading While in Possession of Material Nonpublic Information

If a Covered Person is aware of any material nonpublic information relating to the Company or its securities, then that person may not buy or sell Company securities or engage in any other action to take advantage of that information.  Covered Persons are also prohibited from recommending, “tipping” or suggesting that anyone else buy or sell stock or other securities of the Company on the basis of material nonpublic information.

Material information is any information that a reasonable investor would consider important in a decision to buy, hold or sell the Company’s securities.  In short, any information, whether positive or negative, that would reasonably be expected to affect the price of Company securities should be considered material.

Common examples of information frequently regarded as material are: financial condition, results of operations or cash flows, or projections or forecasts, or any information that indicates a company’s financial results may exceed or fall short of forecasts or expectations; pending or contemplated mergers, acquisitions, divestitures, tender offers or joint ventures; proposed purchases or sales of significant assets or subsidiaries; the introduction of significant new products and/or services; the potential gain or loss of a major customer or contract; public or private securities offerings; litigation and actual or threatened governmental investigations; changes in auditors or auditor notification that the Company may no longer rely on the auditor’s report; and changes in senior management.  As a general matter, if a Covered Person is considering purchasing or selling securities of the Company (or some other company) because of some piece of information concerning a potential or pending, but unannounced, event or development, he or she should consider that information to be material.

Nonpublic information is information that is not generally available to the investing public.  If a Covered Person is aware of material nonpublic information, he or she must not trade until the information has been widely disclosed to the public and the market has had sufficient time to absorb the information.

Common examples of the type of dissemination that makes nonpublic information “public” include disclosure in (i) news wire services, (ii) radio, television or print media and (iii) public filings with the SEC.  If information is only available to a small group, such as analysts or institutional investors, it should be considered nonpublic.  Information generally will not be considered public under this Policy Statement until twenty-four (24) hours following the Company’s public release of the information (or such longer period until one full trading day on the New York Stock Exchange occurs).  Note that information that is widely known within the Company may still be nonpublic if it has not been generally released to the investing public.  Covered Persons may not attempt to make information public so that they can trade in the Company’s securities.

When a Covered Person is prohibited from trading securities of the Company because he or she possesses material nonpublic information or there is a Blackout Period applicable to such Covered Person (discussed below), he or she may not have any other person purchase or sell securities on his or her behalf or disclose (or “tip”) the information to any such person.  Any purchases or sales made by another person on behalf of a Covered Person will be attributed to such Covered Person.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception.  The securities laws do not recognize such mitigating circumstances.

Because restrictions on insider trading apply to members of employees’ families and persons living in employees’ households, as well as certain types of entities in which employees have interests, employees are responsible for the compliance of such persons.

Regardless of whether information is proprietary information about the Company or information that could have an impact on the price of the Company’s securities, Covered Persons must not “tip” or pass the information on to others.  The penalties explained can apply, whether or not a Covered Person derives any benefit from another’s actions, and both the Covered Person and the recipient of the tipped information may be held liable.

C.	Temporary Blackout Periods

You are not generally subject to the blackout and pre-clearance policy in Part II below unless you have been notified that you are a ‘Designated Restricted Person.”  However, the Chief Legal Officer may issue instructions from time to time advising some or all personnel that they may not buy or sell our securities for certain periods, or that our securities may not be traded without prior approval during certain periods (a “Temporary Blackout Period”).  Due to the confidential nature of the events that may trigger these sorts of Temporary Blackout Periods, the Chief Legal Officer may find it necessary to inform affected individuals of a Temporary Blackout Period without disclosing the reason.  If you are made aware of such a Temporary Blackout Period, do not disclose its existence to anyone.

D.	No Trading While in Possession of Material Nonpublic Information of Other Companies

If a Covered Person has material nonpublic information regarding any other company that he or she obtained as a result of his or her employment or relationship with the Company, such Covered Person must not trade or advise anyone else to trade in the securities of that other company until such information has been publicly disclosed.

E.	Transactions Following an Employee’s Termination

The prohibitions on trading continue to apply to transactions in the Company’s securities even after a director or employee has terminated, respectively, his or her term on the board of directors or employment.  If such director or employee is in possession of material nonpublic information at the time of such termination, he or she may not trade in Company securities until that information has become public or is no longer material.

F.	Unauthorized Disclosure of Information

Covered Persons are prohibited from disclosing to anyone any nonpublic information obtained at or through the Company, except if such disclosure is part of their regular duties and is needed to enable the Company to carry out its business properly and effectively.  Because the Company is subject to laws that govern certain disclosures of information to outside persons, only certain designated employees may discuss the Company with the news media, securities analysts and investors, and any inquiries made from outsiders to other employees should be forwarded to Investor Relations.  With respect to other inside persons, you should not share material nonpublic information obtained at or through the Company, whether about the Company or about another company, with others at the Company if their jobs do not require them to have such information.

To protect the confidentiality of Company information, you should avoid discussions of confidential matters in places where such discussions might be overheard; mark sensitive documents “confidential” and use sealed envelopes marked “confidential”; secure confidential documents and restrict the copying of sensitive documents; use code names for sensitive projects; use passwords to restrict computer access; and not post any unauthorized messages regarding the Company or its business, financial condition, employees, clients or other matters related to it on third-party internet sources available to the public.

G.	Company Assistance and Reporting of Violations

Any Covered Person who has any questions about a specific transaction in Company securities may obtain additional guidance from the Chief Legal Officer of the Company.  However, the ultimate responsibility for adhering to this Policy Statement and avoiding improper transactions rests with each Covered Person.

Furthermore, any employee, officer or director who violates this Policy Statement or any federal or state laws governing insider trading or tipping, or knows of any such violation by any other employee, officer or director, must report the violation immediately to the Chief Legal Officer of the Company or anonymously by calling the Company’s Global Compliance Hotline.

II.	ADDITIONAL RESTRICTIONS ON DESIGNATED RESTRICTED PERSONS

A.	Who is Generally Subject to Blackout Period and Pre-Clearance Requirements?

To help prevent inadvertent violations of the securities laws and to avoid even the appearance of trading on inside information, the Chief Legal Officer will maintain a list of “Designated Restricted Persons,” who are subject to the blackout, pre-clearance and other restrictions described in this Part.  The list of Designated Restricted Persons shall include (i) the Company’s directors and executive officers, (ii) employees of the Company reporting directly to the Chief Executive Officer, (iii) the Controller of the Company, (iv) members of the Company’s legal and investor relations departments, (v) such other personnel as the Chief Legal Officer specifically designates in writing, and (vi) with respect to each of the foregoing, their parents, spouses, minor children and other persons living in their households, and to investment partnerships or other entities (such as trusts and corporations over which such Designated Restricted Person has or shares voting or investment control.  It is anticipated that the Chief Legal Officer, in consultation with the Chief Financial Officer, will designate as Designated Restricted Persons personnel who are significantly involved in the preparation of the Company’s financial results, have knowledge of Company forecasts or are otherwise regularly aware of material nonpublic information.

B.	Blackout Period

In addition to the general prohibition on trading of securities while in possession of material nonpublic information as described in Part I, Designated Restricted Persons are also prohibited as a matter of Company policy from trading in Company securities during the following period (the “Blackout Period”):

No Designated Restricted Person shall engage in any transactions in Company securities during the period beginning on the first Wednesday of the third month of each fiscal quarter until twenty-four (24) hours after public announcement of earnings (whether by press release or in a Quarterly Report on Form 10-Q or Annual Report on Form 10-K), or such other period as the Chief Legal Officer has designated and of which the Designated Restricted Person has been notified.

The Blackout Period restriction does not apply to the permitted transactions described in Part III.  To the extent consistent with applicable law, the Board of Directors of the Company and/or the Audit Committee of the Board of Directors of the Company may approve a temporary deviation from the Blackout Period and permit a Designated Restricted Person to trade during a Blackout Period, but no Designated Restricted Person may trade unless he or she receives prior written approval.

C.	Pre-clearance of Transactions

To prevent inadvertent violations (which could result, for example, where a Designated Restricted Person engages in a trade outside the Blackout Period when a major corporate development is pending), this Policy Statement also includes the following procedural requirement for all Designated Restricted Persons:

All transactions (acquisitions, dispositions, transfers, etc.) in Company securities by Designated Restricted Persons must be pre-cleared by the Chief Legal Officer of the Company, except for the permitted transactions described in Part III below.

Unless revoked, a grant of permission will normally remain valid until the close of trading three (3) business days following the day on which it was granted.  If the transaction does not occur during such three-day period, pre-clearance of the transaction must be re-requested.

D.	Restrictions on Derivatives, Short Sales and Pledges

Designated Restricted Persons are also prohibited from (i) trading in puts and calls (publicly traded options to buy or sell stock) or other derivative securities with respect to Company securities, (ii) engaging in short sales of Company securities, (iii) holding Company securities in a margin account or (iv) pledging Company securities as collateral for a loan.

In limited circumstances, the Company may consider the appropriateness of granting a limited exception to the restrictions in this Section II.D., which may include specific conditions.  Decisions as to whether an exception will be granted, and, if so, the conditions that may be required for grant of the exception, rest with the sole discretion of the Audit Committee or the Board of Directors and will depend on the Company’s assessment of all of the relevant facts and circumstances of a particular situation.  The Company expects that such exceptions will be rare and not become the rule.

III.	EXCEPTIONS AND PERMITTED TRANSACTIONS

A.	Rule 10b5-1 Plans

SEC Rule 10b5-1 provides a defense from insider trading liability.  In order to be eligible to rely on this defense for trading in the Company’s securities, a person must enter into a Rule 10b5-1 plan that meets certain conditions specified in the Rule.  If the plan meets the requirements of Rule 10b5-1, securities may be purchased or sold without regard to certain insider trading restrictions such as blackout periods.  By implementing a pre-established Rule 10b5-1 Plan, Designated Restricted Persons may arrange for sales or purchases of securities in the future regardless of future developments that could lead to a blackout period on trading at such time.  To comply with this Policy Statement, a Rule 10b5-1 Plan must be approved by the Chief Legal Officer and meet the requirements of Rule 10b5-1.  In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information and not during a Blackout Period.  Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade.  The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Any proposed Rule 10b5-1 Plan must be submitted to the Chief Legal Officer for approval at least five (5) business days prior to the entry into the Rule 10b5-1 Plan.  If the proposed Rule 10b5-1 Plan is approved by the Chief Legal Officer, transactions in accordance with the Plan as previously approved are not subject to Blackout Periods or the pre-clearance procedures otherwise applicable to Designated Restricted Persons.

B.	Other Permitted Transactions

The following transactions are not subject to this Policy Statement:

•
Bona fide gifts, unless the person making the gift has reason to believe that the recipient intends to sell the Company securities while the officer, employee or director is aware of material nonpublic information, or the person making the gift is a Designated Restricted Person and the Designated Restricted Person has reason to believe that the recipient intends to sell the Company securities during a Blackout Period.

•	The exercise of stock options granted by the Company, but this does not include broker-assisted cashless exercises or market sales of the purchased shares.

•	Transactions in mutual funds investing in securities of the Company.

However, directors and executive officers are urged to notify the Chief Legal Officer in advance of gift and option transactions to facilitate the Company’s ability to prepare any Form 4 filing required under Section 16 of the Securities Exchange Act of 1934.

* * * * *

If you have any questions regarding this Policy Statement, contact the Company’s Chief Legal Officer.